Exhibit 99.5

COMSCORE, INC.
Restricted Stock Units Award Agreement
This RESTRICTED STOCK UNITS AWARD AGREEMENT (this “Agreement”) is made as of November 29, 2021 (the “Date of Grant”), by and between comScore, Inc., a Delaware corporation (the “Company”), and Jonathan Carpenter (the “Grantee”).
1.Grant of RSUs. Subject to and upon the terms, conditions and restrictions set forth in this Agreement, pursuant to approval by at least a majority of the Company’s independent directors, the Company has granted to the Grantee as of the Date of Grant 451,977 restricted stock units (“RSUs”). Each RSU shall represent the right to receive one share of the Company’s common stock, par value $0.001 per share (“Common Stock”), subject to and upon the terms and conditions of this Agreement.
2.Standalone Award; Administration; Relation to the Company’s 2018 Equity and Incentive Compensation Plan.
(a)    The RSUs awarded pursuant to this Agreement are an inducement for Grantee to accept employment as Chief Financial Officer and Treasurer of the Company, and this award is intended to constitute an “inducement award” within the meaning of NASDAQ Listing Rule 5635(c)(4). This Agreement constitutes a standalone award agreement and the RSUs are not granted pursuant to the Company’s 2018 Equity and Incentive Compensation Plan, as amended (the “Plan”), or any other equity compensation plan maintained by the Company or any of its affiliates.
(b)    This Agreement and the RSUs shall be administered by the Compensation Committee of the Company’s Board of Directors (the “Board”), or any other committee of the Board designated by the Board from time to time to administer this Agreement and the RSUs (the “Committee”). Although this Agreement and the RSUs are not granted pursuant to (or subject to) the Plan, with respect to this Agreement and the RSUs, the Committee shall have all of the authority, rights and powers provided in the Plan to the administrative committee thereunder with respect to awards granted under the Plan as if this Agreement and the RSUs were awarded and subject to the Plan. In addition, this Agreement and the RSUs shall be subject to terms and conditions that are the same as those provided under sections 10, 11, 13, 15, 16, 17, and 18 of the Plan (as such sections may be amended from time to time in accordance with the terms of the Plan) as if this Agreement and the RSUs were subject to the Plan, and the Committee shall have all of the authority, rights and powers specified in such sections for the administrative committee under the Plan with respect to this Agreement and the RSUs.
3.Restrictions on Transfer of RSUs. Except as otherwise determined by the Committee, neither the RSUs evidenced hereby nor any interest therein or in the shares of Common Stock underlying such RSUs shall be transferable prior to payment to the Grantee pursuant to Section 5 hereof other than by will or pursuant to the laws of descent and distribution.

4.Vesting of RSUs. Except as otherwise provided herein, provided that the Grantee remains in continuous service through the applicable vesting date, the RSUs covered by this Agreement shall become nonforfeitable in accordance with the following schedule:

Vesting Date	Number of RSUs That Vest
November 29, 2022	150,659
November 29, 2023	150,659
November 29, 2024	150,659

Each applicable period beginning on the Date of Grant and ending on each “Vesting Date” (as set forth above) shall constitute a separate “Vesting Period,” and the number of RSUs scheduled to vest at the end of a particular Vesting Period are intended to constitute a “separately identified amount” within the meaning of Treasury regulation 1.409A-2(b)(2)(i). Subject to the terms of this Agreement, the applicable RSUs subject to a Vesting Period that do not become nonforfeitable pursuant to this Section 4 will be forfeited, including if the Grantee ceases to be in continuous service with the Company or a Subsidiary (as such term is defined in the Plan) prior to the end of an applicable Vesting Period. For purposes of this Agreement, “continuous service” (or substantially similar terms) means the absence of any interruption or termination of the Grantee’s service as an employee of the Company or any Subsidiary, a member of the Board or a consultant to the Company or a Subsidiary. Continuous service shall not be considered interrupted or terminated in the case of transfers between locations of the Company and its Subsidiaries. Further, continuous service shall not be considered interrupted or terminated in the case of the Grantee’s cessation of service as an employee of the Company or any Subsidiary, member of the Board or consultant to the Company or a Subsidiary (each, a “Participant Class”), so long as the Grantee continues serving in another Participant Class. Notwithstanding the foregoing, if Grantee’s service relationship with the Company is terminated (i) by the Company without Cause (as defined in the Grantee’s Severance Agreement with the Company (the “Severance Agreement”)) or (ii) by the Grantee for Good Reason (as defined in the Severance Agreement), then, in either such case, (A) if such termination occurs on or after the date that is 21 months after the Date of Grant or within one year following a Change in Control (as such term is defined in the Grantee’s Change of Control Agreement with the Company), then 100% of the RSUs that have not yet become vested pursuant to the above schedule shall immediately become vested and any such termination date shall be treated as a Vesting Date for purposes of this Agreement, and (B) if such termination occurs prior to the date that is 21 months after the Date of Grant and such termination does not occur within one year following a Change in Control, a number of RSUs that have not yet become vested pursuant to the above schedule shall immediately become vested and any such termination date shall be treated as a Vesting Date for purposes of this Agreement, with such number to equal the total number of RSUs subject to this Agreement multiplied by 0.4166667 (rounded up to the nearest whole RSU).
5.Form and Time of Payment of RSUs.
(a)Payment for the RSUs, after and to the extent they have become nonforfeitable (“Vested RSUs”), shall be made in the form of Common Stock. To the extent the RSUs are Vested RSUs on the dates set forth in clauses (i) and (ii) below and to the extent such Vested RSUs have not previously been settled, the Vested RSUs will become payable upon the earlier to occur of the following:
(i)The Grantee’s “separation from service” with the Company and its Subsidiaries within the meaning of Section 409A(a)(2)(A)(i) of the Internal Revenue Code of 1986, as amended (the “Code”); or

(ii)The occurrence of a Change in Control, so long as such Change in Control qualifies as a “change in control event” within the meaning of Section 409A(a)(2)(A)(v) of the Code and occurs on or following the applicable Vesting Date relating to such RSUs.
Subject to Section 5(b) below, the date of settlement of the Vested RSUs that become payable pursuant to this Section 5(a) shall be (A) as soon as administratively practicable following (but no later than 30 days following) the date of the Grantee’s separation from service if the Vested RSUs become payable pursuant to clause (i) above, or (B) the date of the occurrence of the Change in Control, if the Vested RSUs become payable pursuant to clause (ii) above.
(b)If the RSUs become payable on the Grantee’s “separation from service” with the Company and its Subsidiaries within the meaning of Section 409A(a)(2)(A)(i) of the Code and the Grantee is a “specified employee” as determined pursuant to procedures adopted by the Company in compliance with Section 409A of the Code, then, to the extent necessary to comply with Section 409A of the Code, payment for the RSUs shall be made on the first payroll date that occurs on or after the date six months and one day following the date of the Grantee’s “separation from service.” Notwithstanding the foregoing, if the Grantee dies following the Grantee’s “separation from service,” but before the six-month anniversary of the “separation from service,” then any payment delayed in accordance with this Section 5(b) will be payable as soon as administratively practicable after the date of the Grantee’s death.
(c)The Company’s obligations to the Grantee with respect to the RSUs will be satisfied in full upon the issuance or transfer of Common Stock corresponding to such RSUs.
6.Dividend Equivalents; Voting and Other Rights.
(a)The Grantee shall have no rights of ownership in the Common Stock underlying the RSUs and no right to vote the Common Stock underlying the RSUs until the date on which the Common Stock underlying the RSUs is issued or transferred to the Grantee pursuant to Section 5 above.
(b)From and after the Date of Grant and until the earlier of (i) the time when the RSUs are paid in accordance with Section 5 hereof or (ii) the time when the Grantee’s right to receive Common Stock in payment of the RSUs is forfeited in accordance with Section 4 hereof, on the date that the Company pays a cash dividend (if any) to holders of Common Stock generally, the Grantee shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including vesting, payment and forfeitability) as apply to the RSUs based on which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are settled.
(c)The obligations of the Company under this Agreement will be merely that of an unfunded and unsecured promise of the Company to deliver Common Stock in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held or set aside as security for the obligations of the Company under this Agreement.
7.Adjustments. The RSUs and the number of shares of Common Stock issuable for each RSU, and the other terms and conditions of the grant evidenced by this Agreement, are subject to mandatory adjustment, including as authorized pursuant to Section 2(b) hereof.
8.Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes or other amounts in connection with the delivery to the Grantee of Common Stock or any other payment to the Grantee or any other payment or vesting event under this Agreement, the Grantee agrees that the Grantee will satisfy such requirement in a manner determined by the Committee prior to any payment to the

Grantee, including but not limited to a “sell to cover” transaction through a bank or broker. It shall be a condition to the obligation of the Company to make any such delivery or payment that the Grantee has satisfied such requirement in the form or manner specified by the Company. In no event will the market value of the Common Stock to be withheld, sold and/or delivered pursuant to this Section 8 to satisfy applicable withholding taxes exceed the maximum amount of taxes or other amounts that could be required to be withheld without creating adverse accounting treatment for the Company with respect to the award of RSUs covered by this Agreement, as determined by the Committee.
9.Compliance with Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of this Agreement, the Company shall not be obligated to issue any Common Stock pursuant to this Agreement if the issuance thereof would result in a violation of any such law.
10.Compliance with or Exemption from Section 409A of the Code. To the extent applicable, it is intended that this Agreement comply with or be exempt from the provisions of Section 409A of the Code. This Agreement shall be administered in a manner consistent with this intent, and any provision that would cause this Agreement to fail to satisfy Section 409A of the Code shall have no force or effect until amended to comply with or be exempt from Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of the Grantee). Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A of the Code, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by the Grantee on account of non-compliance with Section 409A of the Code.
11.Interpretation. Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.
12.No Right to Future Awards or Employment. The grant of the RSUs under this Agreement to the Grantee is a voluntary, discretionary award being made on a one-time basis and it does not constitute a commitment to make any future awards. The grant of the RSUs and any payments made hereunder will not be considered salary or other compensation for purposes of any severance pay or similar allowance, except as otherwise required by law. Nothing contained in this Agreement shall confer upon the Grantee any right to be employed or remain employed by the Company or any of its Subsidiaries, nor limit or affect in any manner the right of the Company or any of its Subsidiaries to terminate the employment or adjust the compensation of the Grantee.
13.Relation to Other Benefits. Any economic or other benefit to the Grantee under this Agreement shall not be taken into account in determining any benefits to which the Grantee may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company or any of its Subsidiaries and shall not affect the amount of any life insurance coverage available to any beneficiary under any life insurance plan covering employees of the Company or any of its Subsidiaries.
14.Entire Agreement; Amendments. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the grant of the RSUs. Without limiting the scope of the preceding sentence, except as provided therein, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. The Committee has the right to amend, alter, suspend, discontinue or cancel the RSUs, prospectively or retroactively as authorized pursuant to Section 2(b) hereof; provided, however, that (a) no amendment shall adversely affect the rights of the Grantee under this Agreement without the Grantee’s written consent, and (b) the Grantee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Securities Exchange Act of 1934 and the rules and regulations thereunder, as amended (the “Exchange Act”).
15.Severability and Waiver. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable. Waiver by any party of any breach of this Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such right continues.
16.Conflicting Provisions; Committee Determinations. In the event of any inconsistency between the provisions of this Agreement and sections of the Plan referenced in Section 2(b) hereof, such sections of the Plan as applicable to this Agreement shall govern. The Committee, as constituted from time to time, shall, except as expressly provided otherwise herein, have the right to determine any questions which arise in connection with this Agreement, and the resolution of any such questions by the Committee shall be final and binding on the Grantee and the Company.
17.Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the RSUs by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to take actions, and the taking of actions, with respect to the RSUs through an online or electronic system established and maintained by the Company or another third party designated by the Company.
18.Governing Law. This Agreement shall be governed by and construed with the internal substantive laws of the State of Delaware, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.
19.Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.
20.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or in electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.
21.Acknowledgement. The Grantee acknowledges that the Grantee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement and the Plan, (c) understands the terms and conditions of this Agreement and the relationship between the Plan and this Agreement, and (d) agrees to the terms and conditions of this Agreement.
22.Company Recoupment of Awards. Notwithstanding anything in this Agreement to the contrary, the Grantee acknowledges and agrees that this Agreement and the award described herein are subject to the terms and conditions of the Company’s clawback policy as may be in effect from time to time, including to implement Section 10D of the Exchange Act and any applicable rules or regulations promulgated thereunder (including applicable rules and regulations of any national securities exchange on which the Common Stock may be traded).

IN ORDER TO RECEIVE THE BENEFITS OF THIS AGREEMENT, AND FOR THE AWARD TO BE EFFECTIVE, GRANTEE MUST ACCEPT THE AWARD IN THE COMPANY’S ONLINE EQUITY ADMINISTRATION SYSTEM OR AS OTHERWISE DIRECTED BY THE COMPANY. IF GRANTEE FAILS TO SATISFY THE ACCEPTANCE REQUIREMENT WITHIN 90 DAYS AFTER THE DATE OF GRANT, THEN (1) THIS AGREEMENT WILL BE OF NO FORCE OR EFFECT AND THE AWARD GRANTED HEREIN WILL BE AUTOMATICALLY FORFEITED TO THE COMPANY WITHOUT CONSIDERATION, AND (2) NEITHER GRANTEE NOR THE COMPANY WILL HAVE ANY FUTURE RIGHTS OR OBLIGATIONS UNDER THIS AGREEMENT.
[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by an officer thereunto duly authorized, and the Grantee has executed this Agreement, effective for all purposes as provided above.
    COMSCORE, INC.

    By: /s/ Sara Dunn
    Name: Sara Dunn
    Title: Senior Vice President, Human Resources

    GRANTEE

    By: /s/ Jonathan Carpenter
    Name: Jonathan Carpenter
Signature Page to
Restricted Stock Units Award Agreement